Exhibit 99.19

Elemental Altus Royalties Announces Record First Quarter Revenue

Vancouver, British Columbia--(Newsfile Corp. - May 21, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces its operating and financial results for the three months ended March 31, 2024.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis for the three months ended March 31, 2024, available on SEDAR+ (www.sedarplus.ca) and the Company's website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Highlights

•	Royalty revenue of US$3.3 million and adjusted revenue[1] of US$4.7 million, up 24% on Q1 2023
•	Attributable Gold Equivalent Ounces1 ("GEOs") of 2,283 ounces, up 13% on Q1 2023
•	Operating Cash Flow plus Caserones dividends of US$1.2 million, compared with a loss in Q1 2023 and expected to grow through 2024 as margins increase
•	Adjusted EBITDA[1] of US$3.2 million, up 42% on Q1 2023

2024 Outlook

•	Diba remains on track to be the Company's newest producing gold royalty. Allied Gold Corp (TSX: AAUC) ("Allied") have announced that mining is expected to commence in Q2 2024
•	Elemental Altus on course to meet guidance of 10,000 to 11,700 GEOs as production increases over the year. This guidance represents at its midpoint a 19% increase on 2023 and provides top- line exposure to gold and copper prices
•	Repaid US$5 million debt in Q1 2024, leaving US$25 million undrawn on the credit facility and with approximately US$9 million cash on quarter end prior to Q1 royalty receipts. The Company intends to continue to reduce the amount drawn on the credit facility while maintaining financial flexibility to make new acquisitions
•	Falling G&A expenditure and significant expected cash flow generation following merger synergies and asset sales, which are also expected to generate milestone payments placing the company in a position to generate material cash flow

Frederick Bell, CEO of Elemental Altus, commented:

"With increasing revenue and expanding margins over the course of 2024, we expect to generate significant free cash flowto invest into newopportunities. The Diba royalty is on track to commence mining in Q2 and has the potential to be a material long-life royalty for the company based on the exploration potential once it is in production. We also added optionality at the other end of the spectrum post quarter with a royalty over a Rio Tinto operated lithium project in Rwanda, where we expect to see significant news flowover the course of 2024 and which will complement our existing gold exposure in Egypt with In2Metals who are actively exploring the licence package.

Elemental Altus, through its peer leading revenue-generating portfolio, continues to provide some of the best exposure to commodity prices, specifically gold and copper, both of which have performed significantly above the Company's 2024 guidance assumptions of US$2,000/oz gold and US$3.90/lb copper year to date. The start of Q2 2024 has seen both commodities hit near all-time highs which is expected to drive financial outperformance over the coming year."

Q1 2024 Financial Highlights

The following table sets forth selected financial information for the three months ended March 31, 2024. Royalty revenues are at zero cash cost.

	Three months ended March 31,
	2024 $'000	2023 $'000
Total Revenue	3,327	2,806
Adjusted Revenue*	4,747	3,827
Adjusted Cash Flows from operations*	1,170	(68)
Total net (loss)	(1,014)	(1,916)
Adjusted EBITDA*	3,199	2,253

	2024	2023
	GEO	GEO
Total attributable Gold Equivalent Ounces*	2,283	2,016

* See the "Non-IFRS Measures" section of this news release

Asset Update Diba

Allied have announced that mining is on track to commence at Diba in Q2 2024 following construction of a haul road and declaration of a maiden Mineral Reserve of 280,000 ounces at a grade of 1.43g/t Au. The Company has an initial 3% NSR royalty at Diba that reduces to 2% after a production hurdle.

Alongside rapid progress in bringing the deposit to development, Allied's ability to expand the resource in parallel demonstrates the potential upside of the Company's royalty, which sits along strike from a Tier 1 deposit in Sadiola and has significant exploration potential.

Bonikro

Royalty attributable sales in Q1 2024 were 21,407 ounces, a significant increase from 4,471 ounces in Q1 2023 due to the majority of production being sourced from the royalty area. Allied has indicated that Bonikro production will be weighted towards the second half of the year, further improving the near-term outlook.

Laverton

Focus Minerals ("Focus") (ASX: FML) have announced increases in Resources at a number of higher grade open pit deposits at the Laverton Gold Project, including some of those covered by Elemental Altus's royalty. Focus plans to update their 2021 Stage 1 Prefeasibility Study for open pit production, reflecting increased Resources and improved gold pricing.

Corporate Update Debt Repayment

On March 21, 2024, the Company made a repayment of $5 million of its credit facility, reducing the borrowing balance for the Company to $25 million and the unutilized amount of the credit facility to $15 million, plus another US$10 million available under certain conditions.

Share Sales

On 27 February 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal for US$2.3 million.

On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited for US$1.2 million. The company received the cash payment post period end on April 4, 2024.

Royalty Acquisitions

Subsequent to quarter end, the Company also acquired a 1.25% - 1.40% NSR royalty on the HCK Lithium Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited having the licence to operate. The royalty serves as repayment for the Company's US$0.2 million receivable balance from Aterian Plc.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus' effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus' effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

Gold Equivalent Ounces

Elemental Altus' adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company's performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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